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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
               AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                         REXX ENVIRONMENTAL CORPORATION
              (Formerly known as Oak Hill Sportswear Corporation)
              ---------------------------------------------------
                                (Name of Issuer

                                  COMMON STOCK
                         -----------------------------
                         (Title of Class of Securities)

                                   76168 W10 7
                              --------------------
                                 (CUSIP Number)


                                Greg. S. Watkins
                         c/o Watkins Contracting, Inc.
                         5490 Complex Street, Suite 603
                              San Diego, CA 92123
                                 (619) 279-7516
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               DECEMBER 14, 1998
           ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box |_| .






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_______________________________________________________________________________

CUSIP No.  76168W107                                              Page 2 of 4
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
                Greg S. Watkins

           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS
                00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       100,000
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       0
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       100,000
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       0
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             100,000
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.05%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON
                IN
______________________________________________________________________________


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_______________________________________________________________________________

CUSIP No.  7616SWI07                                          Page 3 of 4 pages
_______________________________________________________________________________




                  STATEMENT FOR AMENDMENT NO. 1 TO SCHEDULE 13D

The Reporting Person herewith amends Item 5 of his Schedule 13D dated October 30, 1997 to read as follows:

Item  5. Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 100,000 shares of the common stock of the Issuer, 4.05% of its outstanding shares. (Said percentage is based upon 2,467,576 shares of common stock of the Issuer outstanding as of September 30, 1998.)

         (b) The Reporting Person has sole voting and dispositive power over the Shares he beneficially owns.

         (c) In the past sixty days, the Reporting Person has engaged in the following transaction in the Issuer's common stock:


                            Deposition (D)/
Date                        Acquisition (A)       No. of        Nature of
----                        ---------------       Shares       Transaction
                                                  ------       -----------
December 14, 1998                 D              100,000       Transfer,
                                                 shares of     without payment,
                                                 common        to the Tari M.
                                                 stock.        Watkins
                                                               Revocable Trust,
                                                               UDT dated March
                                                               27, 1998

         (d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of the 100,000 shares of the common stock of the Issuer referred to in Item 5(a) above.

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_______________________________________________________________________________

CUSIP No.  76169WI07                                         Page 4 of 4 pages
_______________________________________________________________________________


          (e) Not applicable.

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                   /s/ GREG S. WATKINS
                                                  ------------------------------
Dated: January 15, 1999                                GREG S. WATKINS